                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            ------------------------


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2005


                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED


                    NO. 1 OFFICE BUILDING, NO. 690 BIBO ROAD
                     PUDONG NEW AREA, SHANGHAI, CHINA 201203

                    (Address of principal executive offices)

                            ------------------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F [ x ]                        Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes [ ]                                 No [ x ]


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ___ .)

                SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                                    Form 6-K

                                Table of Content

                                                                                 PAGE
                                                                              -----------

Signature                                                                       Page 3

Press release regarding the following:

Shanda shares distributed by SB Asia Infrastructure Fund L.P.,                  Page 4
dated January 19, 2005.

Two of Shanda's games awarded by CPPA as the most popular                       Page 5
game and best domestic game titles in China in 2004, dated
January 20, 2005.

Shanda reports fourth quarter and full-year 2004 financial results,             Page 6
dated February 3, 2005.

                                       SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       SHANDA INTERACTIVE ENTERTAINMENT LIMITED





                                                By:  /s/ Jun Tang
                                                    ----------------------------
                                                    Name: Jun Tang
                                                    Title: President


Date: February 4, 2005

          SHANDA SHARES DISTRIBUTED BY SB ASIA INFRASTRUCTURE FUND L.P.

     SHANGHAI, CHINA - JANUARY 19, 2005 - On January 12, 2005, SB Asia Infrastructure Fund L.P. made a distribution of 20,600,000 ordinary shares of Shanda Interactive Entertainment Limited (Nasdaq: SNDA), which is equivalent to 10,300,000 American depositary shares, to its direct and indirect partners, Cisco Systems, Inc., SB Asia Pacific Investments Limited, an indirect subsidiary of Softbank Corporation, and SAIF Partners LP.

     Prior to the distributions, SB Asia Infrastructure Fund L.P. held Shanda ordinary shares in an amount equal to 10,628,749 ADSs, which was equivalent to approximately 15.2% of Shanda's issued and outstanding ordinary shares. On the date of the distribution, the lock up agreement entered into by SB Asia Infrastructure Fund L.P. in connection with Shanda's issuance of $275 million zero coupon senior convertible notes due 2014 and Shanda's repurchase of shares from SB Asia Infrastructure Fund L.P., expired.

     Following such distribution, SAIF Partners LP filed a Form 144 with the U.S. Securities and Exchange Commission announcing its intention to sell all of the ordinary shares, equivalent to 1,110,630 ADSs or 1.6% of Shanda's issued and outstanding ordinary shares, that it received in such distribution. We are not aware of any other sale of Shanda ordinary shares by our principal shareholders, directors or executive officers since the date of the lock up expiration. Shanda's principal shareholder, Skyline Media Limited, which is 100% owned by Shanda's founders, holds approximately 60.4% of Shanda's issued and outstanding shares.

ABOUT SHANDA INTERACTIVE ENTERTAINMENT LIMITED


Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is the largest operator of online games in China. Shanda offers a portfolio of massively multi-player and casual online games that users play over the Internet, including several of the most popular online games in China. Shanda's game platform attracts a large and loyal user base, each member of which can interact with thousands of others, which creates a strong community among users. For more information about Shanda, please visit http://www.snda.com.

CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn


Todd St.Onge
Brainerd Communicators, Inc.
212-986-6667
E-mail: stonge@braincomm.com

            TWO OF SHANDA'S GAMES AWARDED BY CPPA AS THE MOST POPULAR
               GAME AND BEST DOMESTIC GAME TITLES IN CHINA IN 2004

         - Chinese Government Recognizes Shanda's Online Game Industry Leadership With Support For Game Development

     Shanghai, China - January 20, 2005 - Shanda Interactive Entertainment Limited (Nasdaq: SNDA), the largest operator of online games in China, announced today that Shanda's leading online games, The Legend of Mir II and World of Legend, were respectively recognized as the most popular online game and the best domestic game in China in the 2004 Chinese Game Annual Forums sponsored by China Press and Publication Administration (or CPPA). These honors further demonstrate Shanda's leadership in the growing online games industry.

     Meanwhile, Shanda's leadership position in online game industry has also been further recognized by Chinese government - the Ministry of Information Industry (or MII) and the CPPA with support for game development.

     The MII sets aside a total of RMB500 million (approximately US $60 million) each year to support the development of the country's IT industries. Recently the MII announced the list of enterprises that won government funding this year and Shanda became the key enterprise to be given special support for online game software development.

     The CPPA also launched the National Online Game Publication Project to boost development of domestic online games in 2004. Recently the CPPA announced that three internally developed online games of Shanda, including The Age and two other new titles, Three Kingdom and Magical Land, along with 18 other domestic titles, have been selected for the project.

     Tianqiao Chen, CEO of Shanda expressed: "After receiving the excellent model enterprises of China's Cultural Industry from the Ministry of Culture in 2004, the additional support towards Shanda demonstrated by both the MII and the CPPA illustrate that China has been aggressively promoting the development of a home grown online game industry. Shanda's prominent recognition in these forums also reconfirms our leading position in this rapidly growing category."



ABOUT SHANDA

     Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is the largest operator of online games in China. Shanda offers a portfolio of massively multi-player and casual online games that users play over the Internet, including several of the most popular online games in China. Shanda's game platform attracts a large and loyal user base, each member of which can interact with thousands of others, which creates a strong community among users. For more information about Shanda, please visit http://www.snda.com.



CONTACT:
Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Michael DiPaolo (media):dipaolo@braincomm.com
Brainerd Communicators, Inc.
212-986-6667

       SHANDA REPORTS FOURTH QUARTER AND FULL-YEAR 2004 FINANCIAL RESULTS

     - COMPANY REPORTS RECORD Q4 NET REVENUES OF US$52.1 MILLION, UP 22.0% QUARTER-OVER-QUARTER -
     - GROSS PROFIT MARGINS FOR Q4 INCREASE TO 67.1%, WHILE OPERATING MARGINS REACHES 43.5% -
          - FULL-YEAR 2004 REVENUE AND NET INCOME BOTH UP 100+% OVER FULL-YEAR 2003 -

     (Shanghai, China, February 3, 2005) Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, the largest operator of online games in China, today announced its unaudited financial results for the fourth quarter and for the full year ended December 31, 2004.

SUMMARY OF THE FOURTH QUARTER 2004:

o Revenues for the fourth quarter of 2004 increased 133.3% year-over-year, and 21.9% quarter-over-quarter to RMB453.1 million (US$54.7 million), and net revenues increased 134.2% year-over-year and 22.0% quarter-over-quarter to RMB430.9 million (US$52.1 million);

o Online games revenues for the fourth quarter of 2004 increased 118.6% year-over-year and 20.7% quarter-over-quarter to RMB411.8 million
     (US$49.8 million), accounting for 90.9% of total revenues; fourth quarter MMORPG revenues grew 11.7% quarter-over-quarter to RMB 316.9 million (US$38.3 million) and casual game revenues grew 64.9% quarter-over-quarter to RMB 94.9 million (US$11.5 million);

o Other revenues for the fourth quarter, which primarily include revenues from online advertising, and other value-added services and products, increased 35.5% quarter-over-quarter to RMB41.3 million (US$5.0 million), accounting for 9.1% of total revenues;

o Gross profit margin increased to 67.1% in the fourth quarter compared to 62.7% in the third quarter of 2004, while operating margin increased to 43.5% in the fourth quarter compared to 40.2% in the third quarter of 2004;

o Net income for the fourth quarter of 2004 was RMB231.4 million (US$28.0 million), and diluted earnings per ADS were RMB3.12 (US$0.38)

SUMMARY OF FISCAL 2004:

o Total revenues for the full year 2004 were RMB1,367.2 million (US$165.2 million), a 115.8% increase from RMB633.4 million (US$76.5 million) reported in the full year 2003.

o Revenue diversification for the full year 2004 included revenues from MMORPGs, casual games and others each contributing 76.8%, 16.6% and 6.6% respectively of total revenues, compared with 96.7%, 1.4% and 1.9% respectively in 2003.

o Net income for the full year was RMB609.5 million (US$73.6 million), a 123.4% increase from the full year 2003, and diluted earnings per ADS for the full year 2004 were RMB8.10 (US$0.98), compared to RMB4.14 (US$0.50) for the full year 2003.

     "2004 was a defining year for Shanda, capped by an outstanding fourth quarter as we continued to expand both the revenue and profitability of our business," said Tianqiao Chen, Chairman and CEO of Shanda. "As we look ahead, our business is showing excellent momentum as we continue to expand our content offerings and strengthen our operating platform, in order to diversify our revenue streams and broaden our user demographics to capture the growing entertainment spending by millions of consumers in China."

FINANCIAL RESULTS (PRELIMINARY UNAUDITED(POUND)

     Revenues. In the fourth quarter of 2004, Shanda reported record revenues of RMB453.1 million (US$54.7 million), and net revenues after business tax and related surcharges of RMB 430.9 million (US$52.1 million), representing a 134.2% increase year-over-year and a 22.0% increase quarter-over-quarter.

     For the full year 2004, revenues were RMB1,367.2 million (US$165.2 million), and net revenues were RMB1,298.7 million (US$156.9 million), a 116.5% increase from the full year 2003.

     Online game revenues increased 20.7% to RMB411.8 million (US$49.8 million) in the fourth quarter of 2004 from RMB341.2 million (US$41.2 million) in the third quarter of 2004. Total peak concurrent users for all Shanda games in commercial service in the fourth quarter of 2004 increased to 2.0 million from
1.7 million in the third quarter of 2004. For the full year 2004, online game revenues increased 105.4% to RMB1,276.2 million (US$154.2 million), from RMB621.2 million for the full year 2003.

     Revenues from MMORPGs in the fourth quarter of 2004 increased 11.7% quarter-over-quarter to RMB316.9 million (US$38.3 million), and accounted for 69.9% of total revenues. For the full year 2004, MMORPG revenues were RMB1,049.8 million (US$126.8 million), a 71.4% increase from the full year 2003.

     Revenues from casual games in the fourth quarter increased 64.9% quarter-over-quarter to RMB 94.9 million (US$11.5 million), and accounted for 21.0% of total revenues. For the full year 2004, casual games revenues were RMB226.4 million (US$27.4 million), compared to RMB8.8 million (US$1.1 million) for the full year 2003. Casual games revenues accounted for 16.6% of the total revenues in 2004, compared to 1.4% in 2003. The increase in casual games revenues for the quarter and for the year was primarily driven by the introduction and the growing acceptance of premium feature item sales within the casual games.

     Shanda's other revenues increased 35.5% to RMB41.3 million (US$5.0 million) in the fourth quarter of 2004 from RMB30.5 million (US$3.7 million) in the third quarter of 2004. The increase in Shanda's other revenues was primarily due to the increase of online advertising revenues, and the increase of revenue from other value-added services and products.

     For the full year 2004, other revenues were RMB91.0 million (US$11.0 million), compared to RMB12.2 million (US$1.5 million) for the full year 2003.

     Gross Profit. Gross margin, which is equal to gross profits divided by net revenues, was a record high of 67.1% for the fourth quarter of 2004, up from 61.6% in the fourth quarter of 2003 and 62.7% reported in the third quarter of 2004. For the full year 2004, the gross margin was 63.7%, up from 61.0% for the full year 2003. The increase in gross margin for the quarter and for the year was primarily due to the expansion into higher margin revenue lines such as internally developed games and online advertisement.

     Income from Operations. Operating income for the fourth quarter of 2004 was RMB187.2 million (US$22.6 million), representing a 303.6% increase compared to RMB46.4 million in the fourth quarter of 2003 and a 31.8% increase compared to RMB142.0 million in the third quarter of 2004. Operating margin, which is equal to income from operations divided by net revenues, increased to 43.5% in the fourth quarter of 2004 from 40.2% in the third quarter of 2004.

     For the full year 2004, operating income was RMB511.0 million (US$61.7 million), up 139.7% from RMB213.2 million (US$25.8 million) in the full year 2003. Operating income margin for the full year 2004 was 39.3%, compared to operating income margin of 35.5% for the full year 2003.

     Net Income. In the fourth quarter of 2004, Shanda had net income of RMB231.4 million (US$28.0 million), representing a 238.9% increase compared to net income of RMB68.3 million (US$8.3 million) in the fourth quarter of 2003 and a 40.1% increase compared to net income of RMB165.1 million in the third quarter of 2004. The quarter-over-quarter increase in Shanda's net income was primarily due to the increase in Shanda's income from operations, interest and investment income, partially offset by a decrease in government financial incentives Shanda received in the fourth quarter compared with the third quarter. Diluted earnings per ADS were RMB3.12 (US$0.38) for the quarter, representing a 194.3% increase compared to diluted earnings per ADS of RMB1.06 in the same period of 2003 and a 41.8% increase compared to diluted earnings per ADS of RMB2.20 in the third quarter of 2004.

     For the full year 2004, Shanda's net income was RMB609.5 million (US$73.6 million), representing a 123.4% increase compared to net income of RMB272.9 (US$33.0 million) for the full year 2003. Diluted earnings per ADS were RMB8.10 (US$0.98) for the full year 2004, representing an increase of 95.7% compared to diluted earnings per ADS of RMB4.14 (US$0.50) for the full year 2003.

     The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004, which was RMB8.2765 to US$1.00. The percentages stated in this press release are calculated based on RMB.

RECENT BUSINESS HIGHLIGHTS

     On February 2, 2005, Shanda completed the acquisition of an approximately 29% controlling stake of Actoz Soft Co., Ltd., a Korean developer, operator and publisher of online games, from certain shareholders of Actoz for approximately US$91.7 million, in an all cash transaction. In addition, in December 2004, Shanda purchased an additional amount of Actoz's shares on the KOSDAQ market equal to approximately 9% of Actoz's issued and outstanding shares at an aggregate cost of approximately US$14.4 million. In total, Shanda currently owns approximately 38% of Actoz and will be accounted for under equity method in 2005. Through this acquisition, Shanda solidified an important alliance with the supplier of one of its leading games, The Legend of Mir II. According to the user survey conducted by International Data Center, or IDC, in late 2004, Mir II is the most popular online game in China.

     In the fourth quarter of 2004, Shanda continued to expand its user base not only through organic growth, but also through successful integration of businesses it acquired or invested in. Bianfeng, a developer and operator of chess and board online games which Shanda acquired in August 2004, had peak concurrent users (or PCU) of 200,000 at the time of the acquisition. Bianfeng's PCU number had since increased to 277,000 in the fourth quarter. Haofang, an operator of a network PC game platform, saw its PCU increase to 425,000 in the fourth quarter from 320,000 in July 2004 when Shanda agreed to make a minority investment, which would lead to acquisition of majority stake in 2006.

OTHER COMPANY NEWS

     On January 28, 2005, Andrew Yan resigned as a member of the board of directors of the Company. The board of the Company has accepted Mr. Yan's resignation with effect from Feb 1, 2005.

CONFERENCE CALL

     Shanda's management team will host a conference call on February 3, 2005 at 8:00 p.m. Eastern Standard Time, corresponding with February 4, 2005 at 9:00 a.m. Beijing/Hong Kong time, to present an overview of Shanda's financial performance and business operations. To participate in the live call, U.S. callers should dial 800-900-0012 and international callers should dial 973-935-2056. A live webcast of the presentation can also be accessed through Shanda's website at http://www.snda.com.

     A replay of the conference call will be available through February 10, 2005 at midnight Eastern Standard Time. The dial-in number is 877-519-4471 within the U.S, and 973-341-3080 internationally. The pass code for the replay is 5634829.

ABOUT SHANDA

     Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is the largest operator of online games in China. Shanda offers a portfolio of massively multi-player and casual online games that users play over the Internet, including several of the most popular online games in China. Shanda's game platform attracts a large and loyal user base, each member of which can interact with thousands of others, which creates a strong community among users. For more information about Shanda, please visit http://www.snda.com.

SAFE HARBOR STATEMENT

     This announcement contains forward-looking statements that are based on Shanda's current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding content expansion, revenue diversification and user demographics broadening. These forward-looking statements involve various risks and uncertainties. Although Shanda believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Shanda's actual results could be materially different from and worse than its expectations. Important risks and uncertainties could cause Shanda's actual results to be materially different from Shanda's expectations include but not limited to risks set forth in Shanda's filings with the U.S. Securities and Exchanges Commission, including Shanda's registration statement on Form F-1.

CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Michael DiPaolo (media):dipaolo@braincomm.com
Brainerd Communicators, Inc.
212-986-6667

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)


                                                 AS OF DECEMBER 31,              AS OF DECEMBER 31,
                                                        2003                           2004
                                                 --------------------    --------------------------------
                                                         RMB                  RMB               US$
                                                      (audited)           (unaudited)       (unaudited)
ASSETS
Current assets:
    Cash and cash equivalents                                598,922         3,123,971           377,451
    Marketable securities                                     10,126           532,089            64,289
    Accounts receivable                                        6,200            39,308             4,749
    Loan and interest receivable                              57,622                 -                 -
    Due from related parties                                   2,865             1,515               183
    Deferred licensing fees and related
      costs                                                   53,142            48,716             5,886
    Inventories                                                    -             6,039               730
    Prepayments and other current assets                      12,141            27,621             3,337
    Deferred tax assets                                       22,088            29,632             3,580
                                                 --------------------    --------------    --------------
Total current assets                                         763,106         3,808,891           460,205
                                                 --------------------    --------------    --------------

Investments in equity securities                               3,455            40,497             4,893
Property, equipment and software                             106,872           159,170            19,232
Intangible assets                                             40,720            89,934            10,866
Goodwill                                                      12,476           133,959            16,185
Long-term deposits                                             2,349             2,363               286
Other long-term assets                                             -            47,221             5,705
                                                 --------------------    --------------    --------------
Total assets                                                 928,978         4,282,035           517,372
                                                 ====================    ==============    ==============

LIABILITIES
Current liabilities:
    Accounts payable                                          20,934            47,342             5,720
    Licensing fees payable                                    47,051            70,365             8,502
    Taxes payable                                             12,637            40,197             4,857
    Deferred revenue                                         197,480           247,282            29,877
    Due to related parties                                         -             1,758               212
    Other payables and accruals                               25,559            91,268            11,027
                                                 --------------------    --------------    --------------
Total current liabilities                                    303,661           498,212            60,195
                                                 --------------------    --------------    --------------

Long-term liabilities (Convertible bonds)                          -         2,276,175           275,017
                                                 --------------------    --------------    --------------
Total liabilities                                            303,661         2,774,387           335,212
                                                 ====================    ==============    ==============

Minority interests                                             2,716             6,879               831
Commitments and contingencies                                      -                 -                 -

SHAREHOLDERS' EQUITY
    Ordinary shares                                            7,427            11,585             1,400
    Convertible preferred shares                               2,488                 -                 -
    Additional paid-in capital                               425,561         1,300,454           157,126
    Statutory reserves                                        27,313            40,025             4,836
    Deferred share-based compensation                        (51,572)          (20,623)           (2,492)
    Accumulated other comprehensive gain                         116           124,686            15,065
    Retained earnings                                        211,268            44,642             5,394
                                                 --------------------    --------------    --------------
Total shareholders' equity                                   622,601         1,500,769           181,329
                                                 --------------------    --------------    --------------
Total liabilities and shareholders' equity                   928,978         4,282,035           517,372
                                                 ====================    ==============    ==============

                        SHANDA INTERACTIVE ENTERTAINMENT LIMITED
                          CONSOLIDATED STATEMENTS OF OPERATIONS
                   (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                       FOR THE THREE MONTHS PERIOD ENDED,                      FOR THE YEAR ENDED ,
                              -----------------------------------------------------    --------------------------------------
                             DECEMBER 31,  SEPTEMBER 30,         DECEMBER 31,         DECEMBER 31,        DECEMBER 31,
                                2003          2004                  2004                 2003                 2004
                              ----------    ----------    -------------------------    ---------    -------------------------
                                 RMB           RMB           RMB         US$             RMB           RMB         US$

                              (unaudited)   (unaudited)   (unaudited)    (unaudited)   (audited)    (unaudited)    (unaudited)

Revenues
    Online game revenues        188,335       341,182        411,794        49,755      621,243      1,276,211       154,197
    Others                        5,867        30,470         41,280         4,988       12,167         90,978        10,992
                              ----------    ----------    -----------    ----------    ---------    -----------    ----------
Total revenues                  194,202       371,652        453,074        54,743      633,410      1,367,189       165,189

                              ----------    ----------    -----------    ----------    ---------    -----------    ----------
Less: Business tax and
 related surcharges            (10,195)      (18,400)       (22,210)       (2,684)     (33,430)       (68,464)       (8,272)
                              ----------    ----------    -----------    ----------    ---------    -----------    ----------
Net revenues                    184,007       353,252        430,864        52,059      599,980      1,298,725       156,917
                              ----------    ----------    -----------    ----------    ---------    -----------    ----------

Cost of services
    Ongoing licensing fees
     for online games          (29,439)      (69,654)       (76,144)       (9,200)    (134,515)      (249,289)      (30,120)
    Amortization of
     upfront licensing
     fees                       (5,772)       (7,680)        (7,403)         (894)     (11,672)       (27,241)       (3,291)
    Server leasing and
     maintenance fees          (12,786)      (21,391)       (21,427)       (2,589)     (39,683)       (79,918)       (9,656)
    Salary and benefits         (5,337)       (6,512)        (7,601)         (919)     (13,705)       (23,802)       (2,876)
    Depreciation of
     property, equipment
     and software               (7,368)       (7,505)        (7,794)         (942)     (14,062)       (28,403)       (3,432)
    Others                     (10,016)      (19,048)       (21,468)       (2,593)     (20,064)       (62,531)       (7,555)
                              ----------    ----------    -----------    ----------    ---------    -----------    ----------
Total cost of services         (70,718)     (131,790)      (141,837)      (17,137)    (233,701)      (471,184)      (56,930)
                              ----------    ----------    -----------    ---------- -- ---------    -----------    ----------

Gross profit                    113,289       221,462        289,027        34,922      366,279        827,541        99,987

Operating expenses                                                                                          ()

    Product development        (17,731)      (19,324)       (22,548)       (2,724)     (28,751)       (70,829)       (8,558)
    Sales and marketing        (16,074)      (21,273)       (34,631)       (4,184)     (43,750)       (91,083)      (11,005)
    General and
     administrative            (18,040)      (35,351)       (41,119)       (4,968)     (65,548)      (130,655)      (15,786)
    Share-based
     compensation              (15,056)       (3,516)        (3,516)         (425)     (15,056)       (24,012)       (2,901)
                              ----------    ----------    -----------    ----------    ---------    -----------    ----------
Total operating expenses       (66,901)      (79,464)      (101,814)      (12,301)    (153,105)      (316,579)      (38,250)
                              ----------    ----------    -----------    ----------    ---------    -----------    ----------

Income from operations           46,388       141,998        187,213        22,621      213,174        510,962        61,737

Interest income                   3,000         3,708         11,389         1,376        6,980         19,677         2,377
Interest expense                                             (3,524)         (426)                     (3,524)         (426)
Investment income                 3,717         1,126         41,418         5,004        6,551         43,494         5,255
Other income (expenses),
 net                             17,673        28,457         21,302         2,574       61,152         83,656        10,108
                              ----------    ----------    -----------    ----------    ---------    -----------    ----------
Income before income tax         70,778       175,289        257,798        31,149      287,857        654,265        79,051
 expenses and minority
 interests

Income tax expenses             (4,404)       (9,918)       (19,925)       (2,407)     (18,647)       (38,941)       (4,705)
Equity in earnings of
 affiliates                                                  (4,180)         (505)                     (4,180)         (505)
Minority interests                1,918         (227)        (2,252)         (272)        3,641        (1,661)         (201)
                              ----------    ----------    -----------    ----------    ---------    -----------    ----------
Net income                       68,292       165,144        231,441        27,965      272,851        609,483        73,640
                              ==========    ==========    ===========    ==========    =========    ===========    ==========

Accretion for preferred
 shares                         (4,370)             -              -             -     (24,963)              -             -
Income attributable to
 Series A and A-1
 preferred shareholders        (13,964)             -              -             -     (48,358)       (82,479)       (9,965)
                              ----------    ----------    -----------    ----------    ---------    -----------    ----------
Net income attributable
 to ordinary
 shareholders                    49,958       165,144        231,441        27,965     199,530         527,004        63,675
                              ==========    ==========    ===========    ==========    =========    ===========    ==========

Earnings per share:
    Basic                         0.56         1.16           1.66          0.20         2.14           4.32          0.52
    Diluted                       0.53         1.10           1.56          0.19         2.07           4.05          0.49
Earnings per ADS:
    Basic                         1.12         2.32           3.32          0.40         4.28           8.64          1.04
    Diluted                       1.06         2.20           3.12          0.38         4.14           8.10          0.98
Weighted average ordinary
 shares outstanding:
    Basic                     89,728,818    141,818,280   139,343,240    139,343,240   93,246,726   122,136,580    122,136,580
    Diluted                   95,001,888    150,275,053   148,513,111    148,513,111   96,325,957   130,167,656    130,167,656
Weighted average ADS
 outstanding:
    Basic                     44,864,409     70,909,140    69,671,620     69,671,620   46,623,363    61,068,290     61,068,290
    Diluted                   47,500,944     75,137,527    74,256,556     74,256,556   48,162,979    65,083,828     65,083,828